FY2004 Consolidated Financial Results
                    (Prepared in accordance with U.S. GAAP)
                          (Year ended March 31, 2005)


                                                                  April 26, 2005

Company name                                       : Advantest Corporation
                                                     (URL http://www.advantest.co.jp/investors/)
                                                          -------------------------------------
Stock exchanges on which shares are listed         : Tokyo Stock Exchange
Stock code number                                  : 6857
Location of principal office                       : Tokyo Prefecture
Company representative                             : Toshio Maruyama, Representative Board Director, President of
                                                     Corporate Executive Officers and COO
Contact person                                     : Hiroshi Nakamura, Manager, Accounting Department
                                                     (03) 3214-7500
Date of Board meeting to approve the
financial results                                  : April 26, 2005
Application of U.S. GAAP                           : Yes


1. Consolidated Results of FY2004 (April 1, 2004 through March 31, 2005)
(1) Consolidated Financial Results
--------------------------------------------------------------------------------
              Net sales            Operating income       Income before income
                                                                  taxes
--------------------------------------------------------------------------------
          Million yen        %    Million yen        %       Million yen       %
FY2004        239,439     37.4        60,719      96.1           61,808    114.0
FY2003        174,218     78.2        30,960         -           28,878        -
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
               Net income         Net income      Net income     Return on   Ratio of income      Ratio of
                                   per share      per share       equity      before income     income before
                                    (basic)       (diluted)                      taxes to       income taxes
                                                                              stockholders'     to net sales
                                                                                  equity
---------------------------------------------------------------------------------------------------------------
           Million yen        %            Yen             Yen            %                 %                %
FY2004         38,078     119.7        389.54         388.51          17.8              19.7             25.8
FY2003         17,329         -        176.37         176.02           8.0               9.4             16.6
---------------------------------------------------------------------------------------------------------------

Note 1: There was no equity in losses of affiliates in FY2004 and was (Y)117 million in FY2003.

Note 2: No change in accounting policy was adopted during these periods.

Note 3: Average number of shares outstanding was 97,750,345 shares during FY2004 and 98,250,830 during FY2003.

Note 4: The percentages shown for net sales, operating income, income before income taxes and net income are changes from the previous year.

(2) Consolidated Financial Position

---------------------------------------------------------------------------------------------------------------
                Total assets         Stockholders' equity   Equity-to-assets ratio   Stockholders' equity
                                                                                          per share
---------------------------------------------------------------------------------------------------------------
                     Million yen             Million yen                       %                    Yen
FY2004                     296,769                 206,749                    69.7                2,236.97
FY2003                     330,808                 221,768                    67.0                2,256.59
---------------------------------------------------------------------------------------------------------------

Note: Outstanding number of shares at year end was 92,423,615 shares in FY2004 and 98,275,640 shares in FY2003.

(3) Consolidated Cash Flows

---------------------------------------------------------------------------------------------------------------
                 Cash flows from         Cash flows from         Cash flows from          Cash and cash
              operating activities     investing activities    financing activities   equivalents at end of
                                                                                               year
---------------------------------------------------------------------------------------------------------------
                       Million yen             Million yen             Million yen            Million yen
FY2004                        90,327                 (8,250)                (63,036)                 120,986
FY2003                        28,215                 (5,070)                 (6,376)                 101,146
---------------------------------------------------------------------------------------------------------------

(4) Scope of Consolidation and Equity Method Number of consolidated subsidiaries: 39 companies
    Number of unconsolidated subsidiaries: None
    Number of affiliates accounted for under the equity method: None


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


(5) Changes in Scope of Consolidation and Equity Method
    Consolidated subsidiaries
       (Newly included)           3 companies
       (Excluded)                 4 companies
    Affiliates accounted for under the equity method
       (Newly included)           none
       (Excluded)                 none

2. Projected Results for FY2005 (April 1, 2005 through March 31, 2006)
--------------------------------------------------------------------------------
                   Net sales           Net income before           Net income
                                         income taxes
--------------------------------------------------------------------------------
                     Million yen             Million yen             Million yen
FY2005 interim           112,000                  25,000                  15,000
FY2005                   240,000                  60,000                  37,000
--------------------------------------------------------------------------------
(Reference) Projected net income per share for the fiscal year: (Y)400.33

Figures presented in this Earning Digest have been rounded to the nearest million yen.
For a discussion of the assumptions and other factors upon which these projections are based, please refer to "Prospects for the Upcoming Fiscal Year" appearing elsewhere in this document.


        Cautionary Statement with Respect to Forward-Looking Statements

     This document contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest's customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest's investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's registration statement on Form 20-F, which is on file with the United States Securities and Exchange Commission.


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